EXHIBIT 99.1

Intellipharmaceutics Announces Webcast of Presentation at the 11th Annual Needham Healthcare Conference

TORONTO, March 27, 2012 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today announced that Shameze Rampertab, Vice President Finance and Chief Financial Officer, will present a Company overview at the 11th Annual Needham Healthcare Conference at the New York Palace Hotel in New York at 9:20am EDT on Wednesday, April 4, 2012.

The presentation will be webcast live and may be accessed through the Investor Relations' Events and Presentations section on Intellipharmaceutics' website at www.intellipharmaceutics.com. Please go to the website at least 15 minutes prior to the event to register, download and install any necessary audio/video software. An archived replay will also be available for 90 days following the live presentation.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of product candidates in various stages of development, including six ANDAs under review by the FDA, in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes, pain and infection.

Certain statements in this document and upcoming presentation and webcast constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales and revenues, projected costs, and market penetration. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our product development programs, capital availability, the potential dilutive effects of any financing, the timing of our programs to research, develop and commercialize our product candidates, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates, our estimates regarding our capital requirements and future revenues, the timing and amount of investment tax credits, and other risks and uncertainties detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in Canada and the U.S. Additional risks and uncertainties relating to us and our business can be found in the "Risk Factors" section of our latest annual information form and latest Form 20-F, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT: Intellipharmaceutics International
         30 Worcester Road
         Toronto, ON Canada M9W 5X2
         www.intellipharmaceutics.com

         Shameze Rampertab
         Vice President Finance & CFO
         416-798-3001 x106 investors@intellipharmaceutics.com